UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC Mail Processing
Section

FEB 09 2011

Washington, DC
110

SEC FILE NUMBER
8-44868

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**



11015551

REPORT FOR THE PERIOD BEGINNING ____01/01/10____ AND ENDING ____12/31/10____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BHIRUD ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 THORNDAL CIRCLE, SUITE 205
(No. and Street)

DARIEN   CONNECTICUT   06820
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SURESH L. BHIRUD - PRESIDENT   (203) 662-6659
                                                                 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632   New York   New York   10107
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

BHIRUD ASSOCIATES, INC.
(SEC I.D. No. 8-44868)
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2010
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

OATH OR AFFIRMATION

I, <u>Suresh L. Bhirud, President</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>Bhirud Associates, Inc.,</u> <u>(Company)</u>, as of **December 31, 2010**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<u>Suresh L. Bhirud, President</u>

Sworn and subscribed to before me this _5th_ day of _February_, 20 _11_.

SUSAN M. BHIRUD
NOTARY PUBLIC
MY COMMISSION EXPIRES 7/31/2011

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Capital.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 – 8
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	9
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	10 – 11



VB&T	250 W57th Street Suite 1632 New York, NY 10107 T:1.212.448.0010 F:1.888.99.PCAOB (72262)	E-mail: fvb@getcpa.com rtse@getcpa.com info@getcpa.com www.getcpa.com
Certified Public Accountants, PLLC		

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Bhirud Associates, Inc.

We have audited the accompanying balance sheet of Bhirud Associates, Inc., as of December 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bhirud Associates, Inc at December 31, 2010, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
January 21, 2011

BHIRUD ASSOCIATES, INC.
BALANCE SHEET
DECEMBER 31, 2010

ASSETS

Cash	$	82,662
Receivable from clearing firm		1,443
Marketable securities, at fair value		64,577
Prepaid expense		1,486
Other receivable		5,000
Property and equipment, net of accumulated depreciation of $46,641		4,037
Total Assets		$ 159,205

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	4,705
Margin payable		10,046
Total Liabilities		14,751
Contingencies		-
Stockholder's Equity:		
Common stock, no par value, 200 shares authorized,		
100 shares issued and outstanding		30,000
Additional paid-in capital		161,877
Accumulated (deficit)		(47,423)
Total Stockholder's Equity		144,454
Total Liabilities and Stockholder's Equity	$	159,205

See Independent Accountants' Report and Accompanying Notes

BHIRUD ASSOCIATES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:	
Commissions	$ 62,260
Fee income	159,000
(Loss) on securities	(4,812)
Interest and dividend income	100
Other income	1,902
Total Revenue	218,450
Costs and Expenses:	
Officer's compensation	74,000
Clearing costs	20,008
Dues and subscriptions	21,825
Salaries & wages	23,660
Payroll taxes and employee benefits	15,821
Travel and automobile	14,538
Rents	9,150
Meals and entertainment	11,472
Office supplies and expenses	8,065
Telephone	5,174
Professional fees	3,420
Insurance	3,195
Marketing and promotion	321
Regulatory fees	1,450
SIPC	833
Depreciation	439
Taxes	891
Interest	269
Total Costs and Expenses	214,531
Net income	$ 3,919

BHIRUD ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows From Operating Activities:	
Net income	$ 3,919
Adjustment to reconcile net income to	
net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Depreciation expense	439
Decrease in receivable from clearing broker	10,682
(Increase) in marketable securities	(1,215)
Decrease in prepaid expense	621
(Increase) in other receivable	(5,000)
(Decrease) in accounts payable and accrued expenses	(1,796)
Increase in margin payable	6,323
Net Cash Provided by Operating Activities	13,973
Cash Flows from Investing Activities:	
Stockholder distributions, net	(11,000)
Net Cash (Used) by Investing Activities	(11,000)
Cash Flows from Financing Activities:	-
Net Increase In Cash	2,973
Cash, January 1, 2010	79,689
Cash, December 31, 2010	$ 82,662

BHIRUD ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-In Capital	Accumulated (deficit)	Total Stockholder's Equity
Balance, January 1, 2010	$ 30,000	$ 172,877	$ (51,342)	$ 151,535
Net income	-	-	3,919	3,919
Stockholder distributions, net	-	(11,000)	-	(11,000)
Balance, December 31, 2010	$ 30,000	$ 161,877	$ (47,423)	$ 144,454

1. **ORGANIZATION AND NATURE OF BUSINESS**

Bhirud Associates, Inc. (the "Company") is registered as a broker-dealer and investment advisor under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC).

The Company's business includes clearing its transactions on a fully disclosed basis through its clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) and is not responsible for compliance with Section 4(c) of Regulations T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by the clearing firm.

The Company has a small number of customers, with one major customer being the Apex Mid Cap Growth Fund. The sole stockholder of Bhirud Associates, Inc. is the portfolio manager of the fund.

The Company is engaged as a securities broker-dealer and investment advisor, and limits its business to agency and riskless principal transactions.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Revenues

Commissions are recorded on settlement date, which is not materially different than trade date.

Fee Income - Fees are for research services as these services are provided on both an ongoing and on a demand basis. The Company bills for these fees as they are earned.

Securities Sales

The Company trades for its account recording regular-way trades on the settlement date, which is not materially different than trade date. During the year ended December 31, 2010, the Company had net losses (realized and unrealized) on securities of $4,812.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and research services.

Property and Equipment

Property and equipment is stated at cost and is depreciated over the estimated useful lives of the assets based on accelerated methods.

3. **NET CAPITAL REQUIREMENTS**

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2010 the Company had net capital of $124,244 which was $24,244 in excess of the amount required.

4. **LEASE**

The Company has not entered into a lease with the landlord, but has an agreement to pay $500.00 per month. The Company does have to give two months notice if the Company wants to move from the premises.

5. **INCOME TAXES**

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits.

6. **CONTINGENCIES**

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. **FAIR VALUE**

The Company's financial instruments approximate fair value.

8. **RELATED PARTY TRANSACTIONS**

As discussed in the nature of operations footnote, the company's sole stockholder is the portfolio manager of the Apex Mid Cap Growth Fund. In addition to the revenue generated, the Company pays rent and other administrative costs of the fund and is entitled to receive reimbursement for these costs. During the year ended December 31, 2010, the Company irrevocably waived its right to such reimbursement.

BIRUD ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF TH
SECURITIES AND EXHNGE COMMISSION
DECEMBER 31, 2010

NET CAPITAL:

Total stockholder's equity $ 144,454

Deductions and/or charges:
Non-allowable assets:
Prepaid expense (1,486)
Other receivable (5,000)
Property and equipment, net (4,037)

Net capital before haircuts on securities positions 133,931

Haircuts on securities positions (9,687)

Undue concentration -

Net Capital $ 124,244

AGGREGATE INDEBTEDNESS:
Items included in the statement of financial condition:
Accounts payable and accrued expenses $ 14,751

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
Minimum net capital required (6-2/3% of aggregate indebtedness) $ 983

Minimum net capital required $ 100,000

Excess net capital $ 24,244

Excess net capital at 1,000% $ 122,769

Percentage of aggregate indebtedness to net capital is 11.87%

The above computation agrees with the December 31, 2010 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.



VB&T

Certified Public Accountants, PLLC

250 W 57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Bhirud Associates, Inc.

In planning and performing our audit of the financial statements and supplementary information of Bhirud Associates, Inc. (the "Company") for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
January 21, 2010

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

11